SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Kite Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49803L 10 9

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 49803L 10 9	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Arie Belldegrun, M.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America and Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,380,129 (A)
	6.	Shared Voting Power 4,003,315 (B)
	7.	Sole Dispositive Power 2,380,129 (A)
	8.	Shared Dispositive Power 4,003,315 (B)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,383,444
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.5%
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 49803L 10 9	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Kite Pharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2225 Colorado Avenue, Santa Monica, California 90404.

Item 2(a).	Name of Person Filing:

Arie Belldegrun, M.D.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Kite Pharma, Inc., Attn.: Dr. Belldegrun, 2225 Colorado Avenue, Santa Monica, California 90404.

Item 2(c).	Citizenship:

United States of America and Israel.

Item 2(d).	Title of Class of Securities:

Common Stock.

Item 2(e).	CUSIP Number:

49803L 10 9.

Item 3.	Not applicable.

Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2014. The ownership percentage is based on 44,021,933 shares of common stock outstanding as of October 31, 2014, after adding the shares issued in the Issuer’s follow-on public offering, as set forth on the Issuer’s prospectus filed under Rule 424(b)(1) with the SEC on December 12, 2014, and the shares of common stock beneficially owned by Dr. Belldegrun that are subject to a right of repurchase by the Issuer.

(A) Represents shares of common stock that Dr. Belldegrun has acquired from the Issuer pursuant to the exercise of stock options, 2,180,129 of which would be initially unvested and subject to a right of repurchase by us as of March 1, 2015 that would lapse over the vesting schedule.

(B) Represents (1) 1,638,324 shares of common stock beneficially owned by Bioeast, LLC, of which Dr. Belldegrun serves as president, (2) 1,775,472 shares of common stock beneficially owned by Dr. Belldegrun and Rebecka Belldegrun as trustees of the Belldegrun Family Trust Dated February 18, 1994, (3) 430,190 shares of common stock beneficially owned by MDRB Partnership, L.P., of which Dr. Belldegrun serves as managing partner, and (4) 159,329 shares of common stock beneficially owned by The Arie Belldegrun MD, Inc., Profit Sharing Plan, of which Dr. Belldegrun serves as a plan administrator.

CUSIP No. 49803L 10 9	13G	Page 4 of 5 Pages

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 49803L 10 9	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2015
Date

/s/ Arie Belldegrun, M.D.
Signature

Arie Belldegrun, M.D.
Name